UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                  CAPRIUS, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    14066K107
              ----------------------------------------------------
                                 (CUSIP Number)

                         Noah Klarish & Associates, P.C.
                           230 Park Avenue, 32nd Floor
                       New York, NY 10169  (212) 973-1111
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box is a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 14066K107                                            Page 2 of 6 Pages
-------------------                                            -----------------
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Albert Investment Strategies, Inc.

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2     Check the Appropriate Box If a Member of a Group                    a. |_|
                                                                          b. |_|
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3     SEC Use Only

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4     Source of Funds

      WC, PF
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5     Check Box If Disclosure of Legal Proceedings Is Required
      Pursuant to Items 2(d) or 2(e)                                         |_|

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6     Citizenship or Place of Organization

      Florida
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                  7     Sole Voting Power  (includes 407,064 shares held by
  Number of                                Albert Investment Associates, L.P.
   Shares                607,564           and 200,500 shares held by various
Beneficially                               accounts over which Albert
  Owned By                                 Investments Strategies, Inc. has
    Each                                   voting power)
  Reporting             --------------------------------------------------------
   Person         8     Shared Voting Power
    With
                        0
                        --------------------------------------------------------
                  9     Sole Dispositive Power  (includes 407,064 shares held by
                                                Albert Investment Associates,
                         607,564                L.P. and 200,500 (includes
                                                407,064 shares held by Albert
                                                Investment Associates, L.P. and
                                                200,500 shares held by various
                                                accounts over which Albert
                                                Investments Strategies, Inc. has
                                                discretionary authority)
                        --------------------------------------------------------
                  10    Shared Dispositive Power   shares held by various
                                                   accounts over which Albert
                         200,500                   Investments Strategies, Inc.
                                                   has discretionary authority
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      607,564
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      8.26%
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14    Type of Reporting Person

      CO
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Caprius, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 46 Jonspin Road, Wilmington, MA 01887.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Albert Investment Strategies, Inc., a Florida corporation ("Albert Investment Strategies"), with respect to shares of the Issuer's Common Stock held in investment accounts over which Albert Investment Strategies has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Albert Investment Strategies and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

            (b) The Reporting Person filed an initial Schedule 13D for an event of July 10, 1998 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            Albert Investment Strategies has discretionary authority over accounts which own 200,500 shares of the Issuer's Common Stock for which such accounts paid a total of $320,995.13 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 407,064 shares of the Issuer's Common Stock for which it paid $626,937.16 from its working capital.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 7,358,934 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) directly beneficially owned by each Reporting Person is as follows:

                                                              Percentage of
Name                                Number of Shares        Outstanding Shares
----                                ----------------        ------------------
Albert Partnership                      407,064                    5.5%

Albert discretionary accounts            200,500                   2.7%

            (b) Albert Investments Strategies has sole power to vote and dispose or to direct the disposition of 607,564 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 1998

                                        ALBERT INVESTMENTS STRATEGIES, INC.


                                    By: /s/ Ira Albert
                                        ----------------------------------------
                                                 Ira Albert, President


                                        ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By: ALBERT INVESTMENT STRATEGIES, INC.


                                    By: /s/ Ira Albert
                                        ----------------------------------------
                                                 Ira Albert, President


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

                                                                      APPENDIX 1

                           TRANSACTIONS IN CAPRIUS, INC
                           COMMON STOCK WITHIN THE PAST 60
                           DAYS OTHER THAN THOSE PREVIOULSY
                           REPORTED IN INITIAL SCHEDULE 13D
                           --------------------------------

      All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.

                        No. of
      Trade             Shares                               Cost of
      Date            Purchased      Price Per Share        Purchases
      ----            ---------      ---------------        ---------
     7/21/98            2,000            $1.81            $ 3,668.75
     7/22/98            1,000             1.84              1,867.50
     7/24/98            5,000             1.63              8,228.75
     7/28/98           20,000             1.69             34,154.50
     7/30/98           15,000             1.67             25,147.50
     7/31/98           10,000             1.73             17,516.25
     7/31/98            5,000             1.63              8,228.75
                       ------                             ----------
                       58,000                             $98,812.00

2. Other Discretionary Accounts

      Trade         No. of Shares        Price Per             Cost of
      Date            Purchased            Share              Purchases
      ----            ---------            -----              ---------
     7/21/98            40,000             $1.81             $72,500.00
     7/30/98             5,000              1.63               8,125.00
                        ------                               ----------
                        45,000                               $80,625.00


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